082-03854




PROCESSED
SEP 18 2008
THOMSON REUTERS

Interim Report

Three months ended 30th June 2008

SUPPL

RECEIVED
2008 SEP 16 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

John Keells Holdings PLC



Chairman's message

Dear Stakeholder,

The delay in the release of the quarterly results of John Keells Holdings PLC for the period ended 30 June 2008 is regretted. The delay was unavoidable in the face of the judgement that was delivered, on the 21 July 2008, by the Supreme Court in a Fundamental Rights application regarding the privatisation of Lanka Marine Services (Private) Limited (LMS) a subsidiary of JKH. In the absence of an informed update and a quantification of the financial implication to LMS and the Group of the judgement, a mere publication of the results for the subject quarter, without a meaningful reference to a material post-quarter event would have been premature. During the past weeks, we have concentrated on taking various steps to ensure full compliance with the court order. Based on the information available to it as of 22 August 2008, the company released to the Colombo Stock Exchange an operating update on LMS and the financial implications of the court order to LMS and the Group. Notes 10 and 11 to the Financial Statements is a reproduction of such announcement.

The Group recorded a Profit Attributable to Equity Holders of Rs.833 million for the first quarter 2008/09 which was marginally above the Rs 821 million recorded in the first quarter of 2007/08. While Revenue at Rs 11.09 billion was 31 per cent above the Rs 8.47 billion recorded in the corresponding period in the previous year, Profit Before Tax (PBT) and Profit After Tax at Rs 1.14 billion and Rs 865 million respectively were 5 per cent over, and flat against, the first quarter of 2007/08. The depressed profit margins, despite the high growth in turnover, are mainly a result of the significant increases in power and energy costs across the Group, higher input costs in Consumer Foods and Retail and lower than previous year operating income at the Holding Company.

Transportation continued to be the largest contributor to Group profits with a 12 per cent increase in PBT over the same period in the previous year. The continuity of the LMS business is a key priority for us going forward.

Leisure saw a marginal increase in losses of 2 per cent compared to the same period last year. Construction of a breakwater at Cinnamon Island, Alidhoo in the Maldives caused some business interruption at the hotel during the first quarter. The sporadic incidents of violence and the resultant adverse travel advisories continued to negatively affect the occupancies in the city and resort hotels in Sri Lanka.

Property achieved a 90 per cent increase in PBT to Rs.180 million. This was due to the recognition of the profits from the apartments at The Monarch which were completed and handed over during the quarter under review. We expect the remaining apartments to be handed over during the next two quarters. Construction of The Emperor is behind schedule due to the road closures and restrictions arising from the high security in the area.

Consumer Foods and Retail increased its revenue by 20 per cent on the back of increased turnover at the Keells Super outlets and franchises which number 37 to date. However, the increasing cost of production in the manufacturing sector and start-up costs associated with an expanding base of Keells Super outlets and declining basket values arising from reduced purchasing power resulted in the PBT being significantly lower than in the same period in the previous year.

Financial Services achieved a PBT of Rs.186 million, a 64 per cent increase over the same period last year. While the stock broking arm of the group continues to be impacted by the prevailing market conditions, the associate companies, Nations Trust Bank and Union Assurance performed well.

Information Technology continued to show a loss for the quarter. However, there has been an improvement from the comparable period last year as the Office Automation business performed well. The BPO business is consolidating the acquisition of Finance Process Outsourcing LLC and also working on converting some exciting leads into firm sales contracts.

Others, made up of Plantation Services, Strategic Investments and Corporate Centre experienced a decline in PBT of 34 per cent compared to the first quarter of the previous year. Tea Smallholder Factories PLC had a strong quarter on the back of high tea prices. However, this was off-set by lower interest income at the Holding Company compared to the same period in the previous year due to the use of cash in the retirement of debt and investments made during the past year.

Chairman's message

In July 2008 we divested our stake in Associated Motorways PLC. I am happy to report that this first transaction under John Keells Capital achieved significant success in that we achieved both our objectives of securing the land for a joint development with Associated Motorways PLC and Finlays Colombo PLC and exiting at a significant valuation. The net gain of Rs 1.03 billion, at a consolidated level, will be reflected in the accounts in the quarter ending September 30, 2008.

The business environment in Sri Lanka continues to pose challenges. The Leisure industry group, in particular, has been affected by negative travel advisories, sporadic incidents of violence and security measures which are currently in force to contain these incidents of violence. High inflation and interest rates are a concern and our focus on cost control especially in areas such as power and energy remains unabated.

These have been difficult times for JKH. In this context, I wish to reassure our stakeholders that in keeping with the traditions, reputation and track record of transparency and ethical standards that JKH has demonstrated over the years, we will be resolute in the pursuit of our strategic direction. The issue in LMS may have, understandably, created questions in your own mind. You would appreciate that this poses new challenges not only to your company but the private sector as a whole. As a part of our internal processes, the Board will continue to self evaluate in this respect with an objective of achieving learnings out of the issue and towards ensuring further safeguards in transactions of this nature in the future.

I thank you all for your support and understanding in these challenging times.



S. C. Ratnayake
Chairman

29 August 2008

Consolidated balance sheet

As at 30th June	2008	2007	As at 31.03.2008
ASSETS			
Non-current assets			
Property, plant & equipment	28,961,545	23,623,972	29,172,301
Leasehold property	4,605,409	4,812,736	4,638,234
Investment property	2,288,442	2,277,588	2,288,442
Intangible assets	344,539	807,560	341,253
Investments in subsidiaries & joint ventures	5,115	5,115	5,115
Investments in associates	11,004,656	9,112,428	9,886,520
Other investments	125,224	148,257	125,224
Deferred tax asset	116,531	92,074	91,074
Other non-current assets	1,283,953	1,196,251	1,805,938
	48,735,414	42,075,981	48,354,101
Current assets			
Inventories	3,477,746	3,529,569	3,985,025
Investments held for sale	37,331	-	37,331
Trade & other receivables	6,564,563	5,639,700	6,753,452
Amounts due from related parties	21,704	1,725	17,485
Short term investments	17,939,986	13,408,525	10,455,366
Cash in hand & at bank	2,177,389	1,558,440	2,191,251
	30,218,719	24,137,959	23,439,910
Total assets	78,954,133	66,213,940	71,794,011
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,464,867	22,258,707	22,464,267
Capital reserves	5,985,623	3,261,921	6,065,251
Revenue reserves	15,893,040	13,905,820	15,688,302
	44,343,530	39,426,448	44,217,820
Minority interest	4,766,268	3,678,917	4,774,044
Total equity	49,109,798	43,105,365	48,991,864
Non-current liabilities			
Non-interest bearing borrowings	21,000	30,000	21,000
Interest bearing borrowings	15,432,803	8,349,343	7,809,452
Deferred tax liabilities	731,972	580,696	755,366
Employee benefit liabilities	827,386	741,915	798,600
Other deferred liabilities	6,905	4,667	7,110
Other non-current liabilities	353,368	339,044	352,051
	17,373,434	10,045,665	9,743,579
Current liabilities			
Trade & other payables	6,473,681	5,314,867	7,869,039
Amounts due to related parties	1,657	-	24,953
Dividend payable	-	632,669	-
Income tax liabilities	462,955	269,486	328,104
Short term borrowings	863,548	2,983,206	375,000
Current portion of interest bearing borrowings	1,237,669	1,313,892	1,059,752
Bank overdrafts	3,431,391	2,548,790	3,401,720
	12,470,901	13,062,910	13,058,568
Total equity & liabilities	78,954,133	66,213,940	71,794,011
	Rs.	Rs.	Rs.
Net assets per share	69.72	61.99	69.52

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007



M. J. S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

29 August 2008

Consolidated income statement

For the three months ended 30th June	2008	2007	Change %	Year ended 31.03.2008
Revenue	11,085,830	8,468,433	31	41,805,343
Cost of sales	(8,755,878)	(6,193,712)	41	(30,847,496)
Gross profit	2,329,952	2,274,721	2	10,957,847
Dividend income	694	-	-	93,405
Other operating income	648,286	703,445	(8)	2,716,887
Distribution expenses	(375,059)	(393,610)	(5)	(1,339,501)
Administrative expenses	(1,426,099)	(1,259,193)	13	(5,121,517)
Other operating expenses	(356,900)	(306,588)	16	(1,408,182)
Finance expenses	(417,307)	(497,670)	(16)	(1,618,255)
Share of results of associates	741,011	528,547	40	2,242,713
Profit on sale of non-current investments	-	43,327	(100)	55,151
Profit before tax	1,144,578	1,092,979	5	6,578,548
Tax expense	(279,618)	(231,722)	21	(1,054,742)
Profit for the period	864,960	861,257	-	5,523,806
Attributable to :				
Equity holders of the parent	832,544	821,164	1	5,118,244
Minority interest	32,416	40,093	(19)	405,562
	864,960	861,257	-	5,523,806
	Rs.	Rs.		Rs.
Earnings per share - basic	1.31	1.29		8.06
Earnings per share - diluted	1.31	1.28		8.00
Dividend per share	1.00	1.00		5.00

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Consolidated cash flow statement

For the three months ended 30th June	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	1,144,578	1,092,979
Adjustments for :		
Interest income	(495,130)	(664,990)
Dividend income	(694)	-
Finance expenses	417,307	497,670
Share of results of associates	(741,011)	(528,547)
(Profit) / loss on sale of non-current investments	-	(43,327)
(Profit) / loss on sale of property, plant & equipment	(7,198)	(18,254)
Depreciation of property, plant & equipment	414,338	291,898
Amortisation / depreciation of other non-current assets	54,025	37,776
Amortisation of other deferred liabilities	(520)	(395)
Gratuity provision and related costs	46,452	31,257
Impairment losses on property, plant & equipment and investment	5,538	-
Operating profit before working capital changes	837,685	696,067
(Increase) / decrease in inventories	385,492	90,304
(Increase) / decrease in receivables & prepayments	317,294	383,495
(Increase) / decrease in non-current assets	4,864	(146,872)
Increase / (decrease) in creditors & accruals	(1,388,799)	(728,134)
Cash generated from operations	156,536	294,860
Interest received	495,130	664,990
Finance expenses paid	(417,307)	(497,670)
Dividend received	100,502	50,966
Tax paid	(137,287)	(170,747)
Gratuity paid	(17,658)	(7,657)
Net cash flow from operating activities	179,916	334,742
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Acquisition of property, plant & equipment	(418,720)	(587,466)
Addition to investment property	-	(10,530)
Acquisition of subsidiary	-	(331,431)
Increase in interest in subsidiaries	-	(1,385)
Increase in interest in associates	-	(222,694)
Proceeds from sale of non-current investments	-	89,170
Proceeds from sale of property, plant & equipment	24,209	54,519
Addition to intangible assets	(3,248)	(2,919)
Grants received for investing activities	315	1,300
Net cash flow used in investing activities	(397,444)	(1,011,436)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	600	12,813
Dividend paid to equity holders of parent	(636,003)	-
Dividend paid to minority shareholders	(670)	(20)
Proceeds from interest bearing borrowings	8,074,195	-
Repayment of interest bearing borrowings	(268,055)	(159,240)
Proceeds from / (repayment of) short term borrowings (net)	488,548	294,895
Net cash flow from financing activities	7,658,615	148,448
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	7,441,087	(528,246)
CASH & CASH EQUIVALENTS AT THE BEGINNING	9,244,897	12,946,421
CASH & CASH EQUIVALENTS AT THE END	16,685,984	12,418,175
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	17,939,986	13,408,525
Cash in hand & at bank	2,177,389	1,558,440
Bank overdrafts	(3,431,391)	(2,548,790)
	16,685,984	12,418,175

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

Statement of changes in equity - Group

	Attributable to equity holders of the parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2008	22,464,267	4,738,312	908,299	418,640	3,870,775	1,572,188	75,000	10,170,339	44,217,820	4,774,044	48,991,864
Share options exercised	600	-	-	-	-	-	-	-	600	-	600
Currency translation differences	-	-	(17,824)	-	-	-	-	-	(17,824)	(3,108)	(20,932)
Net gain / (loss) recognised directly in equity											
Associate company share of net assets	-	-	(25,924)	-	-	-	-	-	(25,924)	-	(25,924)
Revaluations/transfers	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Profit for the period	-	-	-	-	-	-	-	832,544	832,544	32,416	864,960
Final dividend paid 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	8,197	8,197	(8,867)	(670)
As at 30 June 2008	22,464,867	4,702,432	864,551	418,640	3,870,775	1,572,188	75,000	10,375,077	44,343,530	4,766,268	49,109,798
As at 1 April 2007	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	8,333,950	39,235,199	3,700,313	42,935,512
Share issue expenses (incurred prior to 3 May 2007)	(58,035)								(58,035)	-	(58,035)
Share options exercised	70,848	-	-	-	-	-	-	-	70,848	-	70,848
Currency translation differences	-	-	17,058	-	-	-	-	-	17,058	3,548	20,606
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(1,385)	(1,385)	(59,072)	(60,457)
Associate company share of net assets	-	40,945	66,526		-	-	-	(139,148)	(31,677)	-	(31,677)
Profit for the period	-	-	-		-	-	-	821,164	821,164	40,093	861,257
Final dividend paid - 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	5,945	5,945	(5,965)	(20)
As at 30 June 2007	22,258,707	1,816,073	1,027,208	418,640	3,870,775	1,572,188	75,000	8,387,857	39,426,448	3,678,917	43,105,365

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company balance sheet

As at 30th June	2008	2007	As at 31.03.2008
ASSETS			
Non-current assets			
Property, plant & equipment	277,554	357,862	289,430
Investment property	832,158	800,000	832,158
Investments in subsidiaries & joint ventures	17,452,865	14,446,338	17,452,415
Investments in associates	6,204,777	5,995,133	6,204,776
Other investments	94,507	106,467	94,957
Other non-current assets	65,687	86,819	65,687
	24,927,548	21,792,619	24,939,423
Current assets			
Inventories	817	839	825
Investments held for sale	15,860	-	15,860
Trade & other receivables	557,397	218,951	263,336
Amounts due from related parties	335,085	998,630	227,481
Short term investments	13,969,668	10,095,315	6,984,736
Cash in hand & at bank	504,632	2,995	242,702
	15,383,459	11,316,730	7,734,940
Total assets	40,311,007	33,109,349	32,674,363
EQUITY & LIABILITIES			
Stated capital	22,464,867	22,258,707	22,464,267
Revenue reserves	6,051,702	5,385,770	6,342,817
Total equity	28,516,569	27,644,477	28,807,084
Non-current liabilities			
Interest bearing borrowings	10,618,493	2,845,493	2,595,493
Employee benefit liabilities	83,696	88,344	80,330
	10,702,189	2,933,837	2,675,823
Current liabilities			
Trade & other payables	329,042	358,499	313,634
Amounts due to related parties	2,078	139,402	9,996
Dividend payable	-	632,669	-
Income tax liabilities	-	13,865	-
Short term borrowings	-	500,000	-
Current portion of interest bearing borrowings	300,000	700,000	300,000
Bank overdrafts	461,129	186,600	567,826
	1,092,249	2,531,035	1,191,456
Total equity & liabilities	40,311,007	33,109,349	32,674,363
	Rs.	Rs.	Rs
Net assets per share	44.84	43.47	45.29

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007



M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

29 August 2008

Company income statement

For the three months ended 30th June	2008	2007	Change %	Year ended 31.03.2008
Revenue	143,362	152,660	(6)	603,665
Cost of sales	(63,463)	(77,972)	(19)	(274,505)
Gross profit	79,899	74,688	7	329,160
Dividend income	296,498	70,171	323	3,159,389
Other operating income	404,300	523,219	(23)	1,644,114
Administrative expenses	(208,304)	(167,635)	24	(637,441)
Other operating expenses	(8,884)	(3,791)	134	(36,872)
Finance expenses	(218,621)	(177,778)	23	(583,794)
Profit on sale of non-current investments	-	-	-	41,236
Profit before tax	344,888	318,874	8	3,915,792
Tax expense	-	(16,466)	(100)	(112,702)
Profit for the period	344,888	302,408	14	3,803,090
	Rs.	Rs.		Rs.
Dividend per share	1.00	1.00		5.00

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company cash flow statement

For the three months ended 30th June	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	344,888	318,874
Adjustments for:		
Finance expenses	218,621	177,778
Depreciation of property, plant & equipment	28,269	27,215
Profit on sale of property, plant & equipment	(2,063)	(57)
Gratuity provision and related costs	5,322	2,028
Operating profit before working capital changes	595,037	525,838
(Increase) / decrease in receivables & prepayments	(393,337)	(233,207)
Increase / (decrease) in creditors & accruals	7,490	21,538
Cash generated from operations	209,190	314,169
Finance expenses paid	(218,621)	(177,778)
Tax paid	(8,321)	(4,708)
Gratuity paid	(1,956)	-
Net cash flow from operating activities	(19,708)	131,683
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(19,034)	(5,066)
Purchase of investment	-	(7)
Proceeds from sale of property, plant & equipment	4,704	184
Net cash flow used in investing activities	(14,330)	(4,889)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	600	12,813
Dividend paid	(636,003)	-
Proceeds from interest bearing borrowings	8,073,000	-
Repayment of interest bearing borrowings	(50,000)	(50,000)
Net cash flow from / (used in) financing activities	7,387,597	(37,187)
NET INCREASE IN CASH & CASH EQUIVALENTS	7,353,559	89,607
CASH & CASH EQUIVALENTS AT THE BEGINNING	6,659,612	9,822,103
CASH & CASH EQUIVALENTS AT THE END	14,013,171	9,911,710
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	13,969,668	10,095,315
Cash in hand & at bank	504,632	2,995
Bank overdrafts	(461,129)	(186,600)
	14,013,171	9,911,710

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

Statement of changes in equity - Company

	Stated capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2008	22,464,267	2,600,000	1,519,322	75,000	2,148,495	28,807,084
Share options exercised	600	-	-	-	-	600
Profit for the period	-	-	-	-	344,888	344,888
Final dividend paid 2007/08	-	-	-	-	(636,003)	(636,003)
As at 30 June 2008	22,464,867	2,600,000	1,519,322	75,000	1,857,380	28,516,569
As at 1 April 2007	22,245,894	2,600,000	1,519,322	75,000	1,521,709	27,961,925
Share issue expenses (incurred prior to 3 May 2007)	(58,035)					(58,035)
Share options exercised	70,848	-	-	-	-	70,848
Profit for the period	-	-	-	-	302,408	302,408
Final dividend paid - 2006/07	-	-	-	-	(632,669)	(632,669)
As at 30 June 2007	22,258,707	2,600,000	1,519,322	75,000	1,191,448	27,644,477

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Segment information

For the three months ended 30th June	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	4,459,450	2,721,333	2,024,858	1,713,375	455,235	510,146	3,316,520	2,773,134	21,794	20,116	420,717	444,116	867,226	738,291	11,565,800	8,920,511
Intra segment revenue	-	-	(111,599)	(104,360)	(684)	-	(68,511)	(54,616)	-	-	(1,573)	(1,326)	(17,941)	(15,003)	(200,308)	(175,305)
Segment revenue	4,459,450	2,721,333	1,913,259	1,609,015	454,551	510,146	3,248,009	2,718,518	21,794	20,116	419,144	442,790	849,285	723,288	11,365,492	8,745,206
Inter segment revenue	(69,805)	(45,340)	(11,322)	(13,736)	(39,774)	(36,798)	(6,469)	(8,918)	-	-	(37,836)	(37,801)	(114,456)	(134,180)	(279,662)	(276,773)
Revenue	4,389,645	2,675,993	1,901,937	1,595,279	414,777	473,348	3,241,540	2,709,600	21,794	20,116	381,308	404,989	734,829	589,108	11,085,830	8,468,433
Segment results	401,233	387,863	(239,261)	(65,951)	155,343	86,997	53,521	127,617	(7,015)	(15,156)	(7,984)	(32,862)	(22,554)	(38,155)	333,283	450,353
Eliminations / unallocated	-	-	-	-	-	-	-	-	-	-	-	-	-	-	487,591	568,422
															820,874	1,018,775
Finance expenses	(6,750)	(2,460)	(132,690)	(253,413)	(695)	(7,101)	(52,389)	(41,558)	(4)	(6)	56	(5,523)	(224,835)	(187,609)	(417,307)	(497,670)
Share of results of associates	494,185	399,794	-	-	-	-	-	-	185,500	123,846	(9,665)	(3,880)	70,991	8,787	741,011	528,547
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	-	43,327	-	43,327
Profit / (loss) before tax	920,062	823,739	(357,684)	(351,321)	179,765	94,560	(10)	85,590	185,686	112,983	(15,512)	(25,926)	232,271	353,354	1,144,578	1,092,979
Tax expense	(90,204)	(46,566)	7,735	6,009	(14,458)	(14,889)	(11,833)	(36,054)	(67,507)	(48,369)	(6,543)	(3,264)	(96,808)	(88,589)	(279,618)	(231,722)
Profit / (loss) for the period	829,858	777,173	(349,949)	(345,312)	165,307	79,671	(11,843)	49,536	118,179	64,614	(22,055)	(29,190)	135,463	264,765	864,960	861,257
Attributable to:																
Equity holders of the parent	819,941	760,047	(311,866)	(315,648)	139,784	69,862	(7,796)	29,254	118,268	66,685	(22,055)	(29,190)	96,268	240,154	832,544	821,164
Minority interest	9,917	17,126	(38,083)	(29,664)	25,523	9,809	(4,047)	20,282	(89)	(2,071)	-	-	39,195	24,611	32,416	40,093
	829,858	777,173	(349,949)	(345,312)	165,307	79,671	(11,843)	49,536	118,179	64,614	(22,055)	(29,190)	135,463	264,765	864,960	861,257

Note :All values are in Rupees '000s, unless otherwise stated.

Figures in brackets indicate deductions.

In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.

The above figures are subject to audit.

Notes to the financial statements

For the three months ended 30th June	2008	2007
1. Market price per share		
	Rs.	Rs.
Highest	122.00	156.75
Lowest	110.00	140.00
Last traded	110.00	145.25

2. The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2008 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4. Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 30 June 2008.

5. Stated capital is represented by number of shares in issue as given below:

As at	30-6-2008	30-6-2007	31-3-2008
Ordinary shares	634,912,645	631,556,207	634,881,865
Global depository receipts	1,090,380	1,112,687	1,112,687

6. The group invested in a 44% equity stake in Quattro Finance and Accounting Solutions (Pvt) Ltd (QF&A) in April 2008. QF&A has been consolidated as an associate from April 2008.

7. In April 2008, Keells Food Products PLC invested in John Keells Foods India (Pvt) Ltd (JKFI). The group effectively holds 73.32% in JKFI. The results of JKFI have been consolidated from April 2008.

8. A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2008 was paid on 27 June 2008.

9. In July 2008, the group divested its stake in Associated Motorways PLC for a total consideration of Rs. 1.94 billion. The capital gain for the group is approximately Rs. 1.03 billion.

10. Based on available information as of today, the operating update and financial implications of the judgement delivered by the Supreme Court of the Democratic Socialist Republic of Sri Lanka on 21 July 2008 in SC FR 209/2007 Fundamental Rights application regarding the privatisation of Lanka Marine Services (Private) Limited (LMS) are as follows (John Keells Holdings PLC has a 99.44 per cent shareholding in LMS):

    Operating update
    Consequent to a motion filed by LMS to the Supreme Court on 18 August 2008 seeking an extension of time to handover and vacate the land at 69, Walls Lane, Colombo 15 the Court was pleased to grant LMS time until 10 September 2008 to vacate the same. The Supreme Court directed that the application for a further extension be considered on 8 September 2008 after hearing the Sri Lanka Ports Authority (SLPA). By its motion LMS also apprised the Supreme Court that it has requested the SLPA for a lease of the aforementioned land.

    Financial impacts
    LMS has received from the Department of Inland Revenue (IRD), an intimation of assessment in accordance with the provisions of the Inland Revenue Act No 38 of 2000 and Act No. 10 of 2006. This intimation is based on applying a normal tax rate and the quantified tax liability is Rs. 750 million. Based on opinions from independent legal counsel and tax consultants, it is LMS' view that the supply of bunkers to foreign vessels is an export and therefore income is liable for tax at 15 per cent as provided in the Inland Revenue Act. At the 15 per cent rate, the additional tax liability is Rs. 384 million against the IRD intimation. A further Rs. 137 million of income tax at 15 per cent falls due for the year 2007/08.

    The above is also in line with the position taken by LMS for purposes of Income Tax, Value Added Tax and Turnover Tax, full details of which are disclosed in the Annual Report for 2007/08 under note no. 35 "Contingent liabilities" to the financial statements.

    Additional customs duty, asset impairment (if LMS does not continue in business) and other costs associated with the vacating of the premises is estimated at Rs. 187 million.

    Based on the foregoing, in our view, the impact on the consolidated income statement and / or reserves of the group as a result of the additional tax liability, additional customs duty, asset impairment (if LMS does not continue in business) and other costs associated with the vacating of the premises is estimated at Rs. 704 million (consolidated at 99.44 per cent).

    If LMS' export status is not immediately accepted, then a further Rs. 606 million will have to be treated as a contingent liability till the matter is finally resolved in terms of the Inland Revenue Act.

    None of the above financial impacts have been recognised in the figures reported for the quarter ended 30 June 2008.

11. In the Fundamental Rights application SC FR 1/2008, where the Petitioner seeks to, inter alia, cancel, annul and make void the BOI approval granted to LMS and cause recovery and collection of all taxes and customs duties and other related charges, which was fixed for hearing on 20 August 2008 was refixed for hearing on 27 November 2008.

12. There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

13. All values included in these financial statements are in Rs. '000s unless otherwise stated.

Corporate information

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.
PQ 14

Directors
Mr S C Ratnayake – Chairman
Mr A D Gunewardene – Deputy Chairman
Mr G S A Gunesekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam

Audit Committee
Mr P D Rodrigo – Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee
Mr E F G Amerasinghe – Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee
Mr T Das – Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Contact details
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone: +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

END